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                                                                 Exhibit 17


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



         HANNA OBSTFELD,
                                                                C.A. NO. 15487NC

                                Plaintiff,                      CLASS ACTION
                     -against-                                  COMPLAINT

         ROGER H. SALQUIST, HOWARD D. PALEFSKY,
         ALLEN J. VANGELOS, LLOYD M. KUNIMOTO,
         ROBERT FRALEY, JOHN E. ROBSON, HENDRIK A.
         VERFAILLIE, PATRICK J. FORTUNE, MICHAEL R.
         HOGAN, MONSANTO COMPANY and CALGENE, INC.,

                                Defendants.



                   Plaintiff, by and through her attorneys, alleges as

         follows:

                   1.  Plaintiff brings this action as a class action on

         behalf of herself and all other stockholders of Calgene, Inc.

         ("Calgene" or the "Company") who are similarly situated,

         against the directors of Calgene and the controlling share-

         holder of Calgene, Monsanto Company ("Monsanto") to enjoin cer-

         tain actions of the defendants related to the offer to acquire the remaining outstanding shares of Calgene stock (the "Pur-

         chase") by Monsanto.


                                   THE PARTIES


                   2.  Plaintiff is the owner of Calgene common stock

         and has owned such stock at all times material hereto.
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                   3.  (a)  Defendant Calgene is a corporation organized

         and existing under the laws of the State of Delaware and is engaged in the development of genetically engineered plants and plant products for seed, food and oleochemical industries.  Its principal executive offices are located at 1920 Fifth Street,

         Davis, CA 95616.  Calgene has approximately 60 million shares of common stock outstanding which shares are traded on the

         NASDAQ National Market System ("NASDAQ") under the symbol

         "CGNE" and of which approximately 54.6% are held by Monsanto.

                   (b)  Defendant Monsanto is a St. Louis based, diverse

         company with subsidiaries which make and sell a diversified line of agricultural products.  In mid 1996 it brought its holdings of Calgene up to 54.6%.  Pursuant to the Stock Pur-

         chase Agreement (defined below), by late 1996, Monsanto was able to use its voting control of Calgene to place five

         Monsanto officers or directors on Calgene's nine-member board of directors -- Patrick J. Fortune ("Fortune"), Chief Informa-

         tion Officer of Monsanto, Michael R. Hogan ("Hogan"), vice president and corporate controller of Monsanto, Robert J.

         Fraley ("Fraley"), President of Calgene, a business unit of

         Monsanto, John E. Robson ("Robson"), a director of Monsanto and

         Hendrik A. Verfaillie ("Verfaillie"), Executive Vice President

         of Monsanto.  Consequently, as a result of its current stock ownership and its board nominees, Monsanto controls Calgene and its Board of Directors.


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                   (c)  Defendant Lloyd M. Kunimoto ("Kunimoto") is and

         was at all relevant times hereto President and acting Chief

         Executive Officer and a director of the Company.

                   (d)  Defendants Howard D. Palefsky ("Palefsky"),

         Roger H. Salquist ("Salquist") and Allen J. Vangelos

         ("Vangelos") are and were at all relevant times hereto direc-

         tors of the Company.  Salquist is also the Company's former

         Chief Executive Officer and Chairman.

                   4.  The foregoing individual defendants (collectively

         referred to herein as the "Individual Defendants") are in a fiduciary relationship with plaintiff and the public stockhold-

         ers of Calgene, and owe plaintiff and the other Calgene public stockholders the highest obligations of good faith, fair deal-

         ing, due care, loyalty and full and candid disclosure.

                   5.  Each of the Individual Defendants owes his posi-

         tion as director of Calgene, and the resulting benefits there-

         from, to Monsanto, the controlling shareholder of Calgene, and as such cannot exercise the independent judgment required as a director of Calgene.

                   6.  As controlling shareholder of Calgene, Monsanto

         is in a fiduciary relationship with plaintiff and the other public stockholders of the Company, and owes to plaintiff and the other members of the Class the highest obligations of good faith and fair dealing.


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                            CLASS ACTION ALLEGATIONS


                   7.  Plaintiff brings this action for declaratory,

         injunctive and other relief on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chan-

         cery on behalf of all common stockholders of Calgene (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defen-

         dants) or their successors in interests, who are being deprived of the opportunity to maximize the value of their Calgene

         shares by the wrongful acts of the defendants as described herein.

                   8.  This action is properly maintainable as a class

         action for the following reasons:

                   (a)  The class of stockholders for whose benefit this

         action is brought is so numerous that joinder of all Class mem-

         bers is impracticable.  There are more than 3,000 stockholders of record, holding over 30 million shares of Calgene common stock.  Members of the Class are scattered throughout the

         United States.

                   (b)  There are questions of law and fact which are

         common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.


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                   (c)  The claims of plaintiff are typical of the

         claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                   (d)  Plaintiff is committed to the vigorous prosecu-

         tion of this action and has retained competent counsel experi-

         enced in litigation of this nature.  Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                   (e)  The prosecution of separate actions by indi-

         vidual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

                   (f)  Defendants have acted and are about to act on

         grounds generally applicable to the Class, thereby making ap-

         propriate final injunctive relief with respect to the Class as a whole.


                               FACTUAL BACKGROUND


                   9.  On September 27, 1996, the Company entered into a

         stock purchase agreement (the "Stock Purchase Agreement") with

         Monsanto, pursuant to which the Company agreed to increase Mon-

         santo's ownership of the Company from 49.9% to approximately

         54.6% (without giving effect to the exercise of outstanding


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         options and warrants) for an aggregate purchase price of $50 million, among other things.

                   10.  Consummation of the Stock Purchase Agreement by

         Monsanto was conditioned upon, inter alia, the election of five

         (out of nine, or a majority) of Monsanto designated directors to the Company's board.

                   11.  The Stock Purchase Agreement was only required

         to be approved by, and was approved by, holders of a majority of the shares of Calgene common stock present or represented at the Annual Meeting, which was held in November 1996.  It was not required to be approved by a majority of the minority

         stockholders.

                   12.  The Stock Purchase Agreement further required

         that if Monsanto tenders or seeks to acquire more than 70% of

         Calgene's outstanding shares, the price at which the purchase will occur must be approved by the disinterested directors of the board and supported by a fairness opinion by an investment banking firm.

                   13.  On January 28, 1996, Calgene announced it had

         received an unsolicited proposal from Monsanto to acquire all of the outstanding Calgene shares it doesn't already own, for

         $7.50 a share (the "Offer").

                   14.  Calgene has indicated that it will form a spe-

         cial committee of the board, which will hire independent coun-

         sel, The Venture Law Group, and an investment advisor, Montgom-

         ery Securities, to consider the Offer.


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                   15.  However, because of Monsanto's ownership of more

         than 54% of the Company, and its control of the board, no inde-

         pendent group of directors exists nor can any independent in-

         vestment advisor be chosen who could properly consider the

         Offer.  Moreover, no fair, arms-length market check to deter-

         mine the fair value of Calgene's publicly held shares can be conducted.

                   16.  Moreover, defendants, through their actions,

         have capped the price for which the remaining publicly held shares of Calgene could ever be acquired without taking ad-

         equate steps to determine the fair value of such shares.  Fur-

         thermore, contrary to the practices often followed in similar transactions, Calgene has failed to condition the Offer upon its acceptance by a majority of unaffiliated shares.

                   17.  Monsanto is seeking to acquire Calgene at a

         price which does not reflect its fair value.

                   18.  As a result of the foregoing, Monsanto, the con-

         trolling shareholder of Calgene, and the Individual Defendants have breached their fiduciary obligations to the Class.

                   19.  Plaintiff and other Class members are immedi-

         ately threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

                   20.  Plaintiff and the Class have no adequate remedy

         at law.


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                   WHEREFORE, plaintiff demands judgment and preliminary

         and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

                   A.  Declaring that this action is properly maintain-

         able as a class action, and certifying plaintiff as class rep-

         resentative;

                   B.  Declaring that defendants and each of them have

         committed a gross abuse of trust and have breached their fidu-

         ciary duties to plaintiff and the other members of the Class;

                   C.  Granting injunctive relief with respect to the

         Offer;

                   D.  Awarding plaintiff and the Class compensatory

         and/or rescissory damages;

                   E.  Awarding plaintiff and the Class the costs and

         disbursements of this action, including reasonable attorneys'

         and experts' fees; and

                   F.  Granting such other and further relief as this

         Court may deem just and proper.


                                       ROSENTHAL, MONHAIT, GROSS &
                                         GODDESS, P.A.



                                     By: /s/
                                         --------------------------------
                                       Mellon Bank Center, Suite 1401
                                       919 North Market Street
                                       Wilmington, Delaware  18801
                                       (302) 656-4433
                                       Attorneys for Plaintiff


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         OF COUNSEL:

         GOODKIND LABATON RUDOFF
           & SUCHAROW, LLP
         100 Park Avenue, 12th Floor
         New York, New York  10017
         (212) 907-0700


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